AB
3/20

14048755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-B-021100~~ 8-40905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th FL
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Line, Chief Operating Officer and Chief Financial Officer — (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

41 S. High Street, 1100 Huntington Center	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/24/14

OATH OR AFFIRMATION

I, Thomas E. Line, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

TIMOTHY J. DOBYNS, ATTORNEY AT LAW
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date
Sec. 147.03 R.C.

Signature

Chief Operating Officer and Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, OH 43215-3400

Tel: +1 614 224 5678
Fax: +1 614 232 7939
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Lancaster Pollard & Co., LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lancaster Pollard & Co., LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Lancaster Pollard & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Lancaster Pollard & Co., LLC's management is responsible for Lancaster Pollard & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. No discrepancies noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013. No discrepancies noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No discrepancies noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. No discrepancies noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, OH 43215-3400

Tel: +1 614 224 5678
Fax: +1 614 232 7939
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Lancaster Pollard & Co., LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lancaster Pollard & Co., LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Lancaster Pollard & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Lancaster Pollard & Co., LLC's management is responsible for Lancaster Pollard & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. No discrepancies noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013. No discrepancies noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No discrepancies noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. No discrepancies noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

Financial Statements and Supplementary Information

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
Year Ended December 31, 2013
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY

Building a better working world

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Financial Statements and Supplementary Information

Year Ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 3
Statement of Operations 4
Statement of Changes in Member's Capital 5
Statement of Cash Flows 6
Notes to Financial Statements 7

Supplementary Information

Schedule I – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 15
Schedule II – Statement Regarding SEC Rule 15c3-3 16

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) 17

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, OH 43215-3400

Tel: +1 614 224 5678
Fax: +1 614 232 7939
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lancaster Pollard & Co., LLC

We have audited the accompanying financial statements of Lancaster Pollard & Co., LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co., LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Building a better
working world

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2014

Lancaster Pollard & Co., LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 2,756,627
Restricted cash	411,627
Accounts receivable	114,832
Due from related parties	143,155
Investments, at fair value (cost of $175,004)	189,742
Derivative assets	1,107,252
Prepaid expenses	181,567
Property and equipment, net	783,158
Total assets	$ 5,687,960
Liabilities and member's capital	
Liabilities:	
Deferred revenue	$ 147,084
Accounts payable	230,534
Derivative liabilities	928,673
Customer deposits and advances	539,164
Accrued expenses and other liabilities:	
Employee compensation and benefits	477,252
Occupancy expense	182,828
Other	182,176
Total liabilities	2,687,711
Member's capital	3,000,249
Total liabilities and member's capital	$ 5,687,960

See accompanying notes.

Lancaster Pollard & Co., LLC

Statement of Operations

Year Ended December 31, 2013

Revenues:	
Financial advisory	$ 2,945,526
Remarketing fees	386,160
Underwriting fees	1,078,057
Net trading gains	952,120
Management fees from affiliates	7,277,995
Other	12,640
Total revenues	12,652,498
Expenses:	
Employee compensation and benefits	7,593,623
Professional fees	1,030,300
Occupancy expense	897,810
Travel and entertainment	631,845
Supplies and office expense	653,922
Advertising	357,645
Taxes, dues and licenses	157,018
Underwriting and processing expenses	69,160
Other	134,877
Total expenses	11,526,200
Net income	$ 1,126,298

See accompanying notes.

Lancaster Pollard & Co., LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity	Member's Capital
Balance at January 1, 2013	$ 500	$ 39,500	$ 2,630,475	$ 2,670,475	$ –
Net income	–	–	474,408	474,408	–
Distributions	–	–	(400,000)	(400,000)	–
Conversion to LLC *(Note 1)*	(500)	(39,500)	(2,704,883)	(2,744,883)	2,744,883
Net income	–	–	–	–	651,890
Distributions	–	–	–	–	(396,524)
Balance at December 31, 2013	$ –	$ –	$ –	$ –	$ 3,000,249

See accompanying notes.

Lancaster Pollard & Co., LLC

Statement of Cash Flows

Year Ended December 31, 2013

Operating activities	
Net income	$ 1,126,298
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	198,446
Unrealized loss on investments	15,411
Changes in operating assets and liabilities which provided (used) cash:	
Restricted cash	(134,127)
Accounts receivable	(75,748)
Due from related parties	(31,099)
Derivatives, net	(178,579)
Prepaid expenses	(99,834)
Deferred revenue	(50,179)
Accounts payable	113,295
Customer deposits and advances	361,664
Accrued employee compensation and benefits	(86,511)
Accrued occupancy expense	(13,172)
Other accrued liabilities	79,049
Net cash provided by operating activities	1,224,914
Investing activities	
Purchase of property and equipment	(375,451)
Calls of investments	59,000
Net cash used in investing activities	(316,451)
Financing activities	
Distributions	(796,524)
Net cash used in financing activities	(796,524)
Net increase in cash and cash equivalents	111,939
Cash and cash equivalents – beginning of year	2,644,688
Cash and cash equivalents – end of year	$ 2,756,627

See accompanying notes.

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Notes to Financial Statements

Year Ended December 31, 2013

1. Nature of Business and Significant Accounting Policies

Nature of Operations

Lancaster Pollard & Co., LLC (the Company) is a wholly owned subsidiary of Lancaster Pollard Holdings, LLC. On September 23, 2013, the Company was converted from an S Corporation into a limited liability corporation for tax purposes under the laws of the state of Delaware and is therefore treated as a "disregarded entity" for income tax purposes. The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities, financial consulting, primarily to the healthcare and senior living industries, as well as secondary trading of taxable mortgage-backed securities. The Company conducts operations principally in Columbus, Ohio and has offices in Atlanta, Austin, Kansas City, Los Angeles, and Philadelphia.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted cash consists of good faith deposits held on behalf of customers as well as a deposit held pursuant to a custodial agreement.

1. Nature of Business and Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management determined that an allowance for doubtful accounts was not necessary at December 31, 2013.

Investments

Investments are carried at fair value. Changes in unrealized gains and losses are reflected in the statement of operations as part of other revenue. Changes in unrealized gains and losses recognized in the statement of operations related to positions still held were ($15,411) for the year ended December 31, 2013.

Derivative Assets and Liabilities

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of a forward sale commitment, the Company enters into a forward purchase commitment with the unaffiliated counterparty which holds the loan commitment with a borrower for the mortgage-backed security specified in the forward sale commitment. These commitments are executed simultaneously to economically hedge changes in fair value of the commitment to purchase the mortgage-backed security that may occur due to movements in interest rates.

The commitments meet the definition of a derivative in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, and are recorded at fair value in the statement of financial condition. At December 31, 2013, the Company had mandatory commitments to deliver $70,602,800 of fixed-rate mortgage-backed securities and written commitments to purchase $70,602,800 of the same types of securities from unaffiliated counterparties. The net change in fair value for the year ended December 31, 2013 was $178,579 and is reflected as a component of net trading gains in the statement of operations.

1. Nature of Business and Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of the related assets. Furniture, fixtures and equipment are depreciated over 5 to 7 years. Leasehold improvements are depreciated over 7 years. Expenditures for maintenance and repairs are charged to expense as incurred.

Customer Deposits and Advances

Customer deposits and advances include good faith deposits. On Underwriting and Financial Consulting engagements, when the customer transaction closes, the deposits are recognized into income in accordance with the contractual terms. If a deal is deemed to be no longer viable, the deposit is either recognized as revenue or refunded to the customer in accordance with the contractual terms. For secondary trades, good faith deposits are refunded to the customer upon settlement in accordance with the contractual terms.

Recognition of Revenue

Underwriting fees are recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is billed on a quarterly or an annual basis and is recognized in the period in which the services are provided. Deferred revenue consists of unearned remarketing fees collected in advance by the Company. Securities transactions, including related trading gains and losses, are recorded on a trade-date basis, as if they had settled.

Advertising

The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

Income Taxes

The Company has elected to be treated as a limited liability corporation for income tax purposes. Under this election, the member reports taxable income and pays any federal income tax. Accordingly, no provision for federal income taxes has been recorded by the Company.

1. Nature of Business and Significant Accounting Policies (continued)

Subsequent Events

The financial statements and related disclosures include evaluation of subsequent events through the date the financial statements were available to be issued.

2. Investments

The Company's investments at December 31, 2013 were comprised of fixed-rate municipal bonds. At December 31, 2013, the fair value of the securities was $189,742 and the cost basis was $175,004.

3. Property and Equipment

Major classes of property and equipment at December 31, 2013 were as follows:

Leasehold improvements	$ 35,064
Furniture, fixtures and equipment	1,492,716
Total cost	1,527,780
Accumulated depreciation	(744,622)
Property and equipment, net	$ 783,158

Depreciation expense was $198,446 for the year ended December 31, 2013.

4. Operating Leases

The Company leases office facilities and vehicles under noncancellable operating lease agreements expiring at various dates through December 2019. Lease expense pursuant to these agreements for the year ended December 31, 2013 was $736,667, and is reflected in the statement of operations as part of occupancy expense.

4. Operating Leases (continued)

A summary of future minimum lease payments is as follows:

Years ending December 31:	
2014	$ 739,321
2015	676,877
2016	661,768
2017	643,612
2018	588,100
Thereafter	595,506
	$ 3,905,184

5. Related Party Transactions

The Company earned $7,277,995 in management fees from companies under common ownership during the year ended December 31, 2013. The management fees are mutually agreed upon on an annual basis and include reimbursements for employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company. The Company also pays certain operating and employee compensation expenses on behalf of companies under common ownership for which they are reimbursed. At December 31, 2013, the related party receivables were $143,155, which represented expense reimbursements.

6. 401(k) Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. Employees may contribute up to 100 percent of their compensation subject to certain limits based on federal tax laws. The expense associated with the safe harbor contribution was $192,403 for the year ended December 31, 2013. The plan also provides a discretionary profit-sharing contribution in an amount determined by management on an annual basis. The Company did not make any discretionary contributions to the plan for the year ended December 31, 2013. Discretionary profit-sharing contributions to the plan vest after three years. All other contributions to the plan vest immediately.

7. Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any liability in the financial statements for any contingencies or indemnifications.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of the greater of 6.67 percent of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital (net capital ratio) which shall not exceed 15 to 1, as those terms are defined by 15c3-1. At December 31, 2013, the Company was in compliance with both minimum requirements. At December 31, 2013, the Company's net capital and excess net capital were $1,679,713 and $1,500,532 respectively, and its net capital ratio was 1.60 to 1.

9. Fair Value Measurements

ASC Topic 820 requires certain assets and liabilities be reported at fair value in the financial statements and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

9. Fair Value Measurements (continued)

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are observable inputs other than quoted prices included in Level 1. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset. Significant Level 3 inputs include forecasted future cash flows, interest rates and discount rates.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. A description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. These valuation methodologies were applied to all of the Company's assets and liabilities carried at fair value:

- *Investments* – The Company measures its investment in its fixed-rate municipal bonds on a recurring basis. The fair value is based on Level 2 inputs as described above. The fair value has been determined through the use of third-party pricing services utilizing market observable inputs. The Company does not adjust prices received from third parties; however, the Company does analyze the third-party pricing services' valuation methodologies and related inputs to evaluate reasonableness and determine the appropriate level within the fair value hierarchy.

- *Derivative assets and liabilities* – The forward purchase and sale commitments are reported at fair value using the market approach. The market approach utilizes the observable inputs such as Treasury rates, swap spreads and market spreads for similar assets considering the underlying terms of the securities to derive the fair value. As such, these derivative instruments are classified as Level 2.

9. Fair Value Measurements (continued)

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2013, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value.

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments	$ –	$ 189,742	$ –	$ 189,742
Derivative assets	–	1,107,252	–	1,107,252
Total	$ –	$ 1,296,994	$ –	$ 1,296,994
Liabilities:				
Derivative liabilities	$ –	$ 928,673	$ –	$ 928,673
Total	$ –	$ 928,673	$ –	$ 928,673

There were no transfers between Level 1, Level 2 or Level 3 during the year ended December 31, 2013.

Supplementary Information

Lancaster Pollard & Co., LLC

Schedule I – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2013

Total member's capital	$ 3,000,249
Deductions – nonallowable assets	
Accounts receivable – trade greater than 30 days	25,438
Accounts receivable – due from related parties	143,155
Derivative assets, net	178,579
Property and equipment	783,158
Haircut on securities and contractual commitments	8,639
Other assets	181,567
Net capital	1,679,713
Minimum net capital requirement	179,181
Excess net capital	$ 1,500,532
Excess net capital at 1000%	$ 1,410,942
Total aggregate indebtedness	$ 2,687,711
Ratio of aggregate indebtedness to net capital	1.60

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's original part II (unaudited) FOCUS report	$ 2,029,092
Nonallowable assets originally reported as allowable:	
Derivatives, net	(178,579)
Adjustment to record additional compensation	(149,185)
Other miscellaneous adjustments (net)	(21,615)
Net capital per the preceding computation	$ 1,679,713

Lancaster Pollard & Co., LLC

Schedule II – Statement Regarding SEC Rule 15c3-3

December 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2013.

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, OH 43215-3400

Tel: +1 614 224 5678
Fax: +1 614 232 7939
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lancaster Pollard & Co., LLC

In planning and performing our audit of the financial statements of Lancaster Pollard & Co., LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This deficiency was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this deficiency does not affect our report on the financial statements of the Company dated February 27, 2014.

Subsequent to the annual financial statement close process, management identified certain errors impacting the current year financial results. The identified errors related primarily to an understatement of expenses, and an understatement of nonallowable assets for purposes of the computation of net capital. Management has concluded the errors are material and has corrected the financial statements as of December 31, 2013. An internal control deficiency was identified by management with regard to the performance of financial analysis controls related to these items. Management has allocated resources to enhancing internal controls to ensure that financial analysis controls are properly performed on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matter described in the preceding paragraph that we consider to be a material inadequacy, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

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